

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

K.M. Mazzarella
Chief Executive Officer
Graybar Electric Company, Inc
34 North Meramec Avenue
St. Louis, Missouri 63105

>   **Re: Graybar Electric Company, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 20, 2020**
>   **File No. 333-248195**

Dear Mr. Mazzarella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services